ANNEX 1 — SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 29 July 2008

National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement: ‘National Grid plc- AGM poll results’

29 July 2008

National Grid plc (‘the Company’)

AGM poll results

Yesterday the Company held its 2008 Annual General Meeting (“AGM”).

The results of the AGM resolutions, all decided by way of poll, are set out below:

		For (% of shares	Against (% of
Resolution	Details	voted)	shares voted)
1	To receive the Annual Report and Accounts	99.75	0.25
2	To declare a final dividend	99.96	0.04
3	To re-elect Bob Catell	99.10	0.90
4	To re-elect Tom King	99.17	0.83
5	To re-elect Philip Aiken	99.43	0.57
6	To re-elect John Allan	99.35	0.65
7	To reappoint the auditor,	99.66	0.34
	PricewaterhouseCoopers LLP
8	To authorise the Directors to set the	99.67	0.33
	auditor’s remuneration
9	To approve the Directors’ Remuneration	97.32	2.68
	Report
10	To authorise the Directors to issue	99.34	0.66
	ordinary shares
11*	To disapply pre-emption rights	99.31	0.69
12*	To authorise the Company to purchase its	99.73	0.27
	own ordinary shares
13*	To adopt new Articles of Association	97.95	2.05

• Special resolution

As required by the FSA Listing Rules two copies of AGM resolutions 9 -13 will shortly be available for inspection at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS.

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website www.nationalgrid.com.